Mail Stop 3561

June 21, 2006

Mr. Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
P. O. Box 6676
Asheville, North Carolina 28816

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 24, 2005**
> **Filed December 8, 2005**
>
> **Form 10-Q for the Fiscal Quarter Ended March 25, 2006**
> **Filed May 2, 2006**
>
> **File No. 0-14706**

Dear Mr. Ingle:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 24, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

General

2.   You disclose on page 14 the components of your comparable store sales data calculation, including how you handle major remodels. To the extent that you renovate an existing store and expanded space is material, perhaps you should revise your disclosures to present an operating statistic that captures this information such as sales per square foot so that an investor may better understand the reason for changes in your comparable store data.

3.   You disclose the business reasons for the significant changes in line items from the previous year. In this regard, please ensure that your disclosures clarify whether you expect the current known business trends in your businesses to continue in future periods as required by Item end to continue in future periods. Further, please also clarify in your disclosures your specific plans to expand to other store locations product offerings such as gasoline in future periods. Refer to Item 303(a) of Regulation S-K.

Fiscal Year Ended September 24, 2005 Compared to the Fiscal Year Ended September 25, 2004, page 15

Net Sales

4.   We note that you opened four (4) new stores during fiscal 2005. Please disclose in dollars the sales of your new stores in fiscal 2005 and the incremental effect of having stores opened in fiscal 2004 being open all of fiscal 2005, so that readers can better understand the portion of the overall change in your retail stores sales from period to period that relates to the new stores that opened. Similarly, please also revise your discussion for other periods as well. Refer to Item 303(a) of Regulation S-K.

5.   We note your increase in comparable store sales data along with the increasing number of stores that offer gasoline to its customers. The addition of gasoline sales at a store can have a significant impact on sales, particularly since the retail price of gasoline is very high and could fluctuate sharply during a typical reporting period where as gross profit in dollars may remain relatively constant due to the thin margin on gasoline sales. These types of fluctuations could perhaps change the comparison of sales between reporting periods and may cause investors to arrive at different or incomplete conclusions regarding the overall performance of your core supermarket business operations. Please tell us if consideration has been given to excluding gasoline sales from your comparable

store sales data prior to calculating the increase or decrease in comparable stores sales each reporting period. Explain to us how your comparable store sales calculation handles an existing mature store that adds gasoline during the current fiscal year. Specially, please tell us if you exclude gasoline sales for that store from your calculation until gas has been sold for an entire year, or are gasoline sales during the first year of operation included in the calculation for that store during the current fiscal year?   If you continue to include gasoline sales in comparable club sales information, please revise your disclosures in future filings to clearly quantify the impact that gasoline sales had on the resulting comparisons for all periods presented. For example, your disclosure of comparable store sales could present sales excluding gasoline sales as well as sales including gasoline sales so that an investor can better understand the impact of gasoline sales on your comparable store data. Refer to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 21

6.   Please revise your table to include a separate line item for all of the scheduled interest on your outstanding long-term debt of $569.4 million that you expect to have for all periods presented. Refer to Item 303(a)(5)(ii)(A) of Regulation S-K.

7.   Please revise to include or explain why your tabular disclosure of contractual obligations exclude commitments for purchase obligations with vendors and suppliers as required by Item 303(a)(5) of Regulation S-K. Please note that purchase obligations and other long-term liabilities reflected on your consolidated balance sheet under GAAP are among the items required to be included in the tabular disclosure of the cash obligations and commitments.

Item 8. Financial Statements and Supplementary Data, page 24

8.   Please provide us with the current status of your remediation testing and the anticipated timetable that management expects to be in a position to conclude that the changes made in your internal controls over financial reporting are effective and that the material weaknesses previously identified have been corrected and no longer exist. Please also clarify for us the reasons why you were not able to correct the material weaknesses in earlier reporting periods. Please also explain to us how management was able to conclude, as stated in paragraph 2 of your Section 906 certification, that your financial statements present fairly the financial condition and results of operations of the Company as of September 25, 2005.

Audited Consolidated Financial Statements

Note to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

9.   You disclose in the second paragraph your introduction in fiscal 2004 of the
        Ingles Advantage Savings and Rewards Card. Please explain to us how this
        program operates, the benefits you offer customers under the program, and your
        policy for accounting for the cost of the benefits that you offer customers under
        the program. Please disclose your accounting policy for the discounts customers
        earn under this customer loyalty program.

10.   Please disclose your accounting policy for allowance for doubtful accounts.

11.   We note your disclosure under shipping and handling costs the types of expenses
        that you include in the cost of goods sold line item. Please also disclose the types
        of costs and expenses that you include in the operating and administrative
        expenses line item.

Property and Equipment, page 33

12.   Your disclosure of a 5 to 30 year range for estimated useful lives for all classes of
        assets is too broad. Please revise to disclose the estimated useful life for each
        category or class of asset which would be more meaningful to investors. Please
        disclose separately the estimated useful life you use for leasehold improvements.

Asset Impairments, page 39

13.   Please disclose when you perform your annual review for asset impairments.

Self-Insurance, page 39

14.   Please disclose a summary of the changes in your self-insurance liability as of
        September 24, 2005.

Closed Store Accrual, page 40

15.   Your tabular disclosure of store activity on page 6 indicates that each year you
        close several stores. During fiscal 2005, you state that three (3) older stores were
        closed. Please revise your accounting policy to disclose how you account for the
        store exit lease costs under the remaining lease liability when a store is closed that
        has a long-term lease arrangement. Please tell us if you have a reserve for store

exit lease costs. If so, please tell us and disclose a reconciliation of your reserve by presenting the beginning and ending balances, along with an explanation of the major changes during the year. Please also disclose the balance sheet line item the reserve is included at the each balance sheet date.

Revenue Recognition, page 41

16.   Please tell us and revise your disclosure to clarify your basis for recognizing revenue from your diary processing operations at the time of shipment to the customer.

Revenue Recognition, page 41
Note 3 – Property Held for Lease and Rental Income, page 44

17.   We note your footnote disclosure in Note 3 regarding the net rental income of $6.162 million for the year ended September 24, 2005 relating to amounts that you receive from leasing space in your stores to outside operators who run other businesses. Please revise your disclosure of your revenue recognition accounting policy to include your accounting policy for the rental income that you receive from leasing space in your stores to outside operators to run other businesses, such as banks, laundry services, and take-out restaurants. Please also include how you account for contingent rentals that you disclose in Note 3. Also, disclose how you account for any upfront consideration required given under these arrangements by either party to the other one. Also, confirm to us that the revenues earned by these outside operators are not included in your reported net sales. Refer to SFAS 13 and FTB 88-1 for lessors.

Advertising, page 40
Vendor Allowances, page 41

18.   We note that you receive vendor allowances as well as vendor credits in connection with your cooperative advertising and marketing programs. In this regard, please tell us and revise your disclosure to include the amount of vendor allowances received from vendors for all periods presented. Please also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. In addition, we believe that you should also include in your revised disclosures the following additional information:

- the number of vendors and the length of time of the agreements;
- the terms and conditions of the agreements;
- a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

- in MD&A the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
- the dollar amount of the excess that you recorded in cost of merchandise sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

19. Please revise your disclosure and clarify to us the timing of your recording and recognition of each specific type of vendor allowance and credit you receive.

Note 4. Leases and Rental Expense, page 45

20. Please disclose in future filings how you account for leases with (a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, your note disclosures should indicate so. If our assumption is incorrect, please tell us how your accounting treatment complies with SFAS 13 and FTB 88-1. Please also see paragraph 5.n. of SFAS 13, as amended by SFAS 29, which discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 6. Long-Term Debt and Short-Term Loans, page 46 to 47

21. You disclose on page 47 that you are required to maintain various covenants in connection with your credit facilities, notes and debt agreements. Please tell us and revise your disclosures to indicate if you are in compliance with these covenants as of September 24, 2005, and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions. If there are none, please state that in your disclosures. Refer to Rule 4-08(c) of Regulation S-X.

22. You disclose that your debt covenants restrict funds available for dividends to approximately $70 million. Please also tell us the specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If the restricted assets exceed the 25% threshold, revise your financial statements to include the disclosures required by

Rule 4-08(e)(3) of Regulation S-X and Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.

Note 11. Lines of Business, page 51

23.   We note your disclosure that you believe you operate in three lines of businesses, retail grocery sales, shopping center rentals and dairy processing operations. It appears that you may have another line of business that you include in retail grocery sales. You disclose that you sell gasoline at 26 of your stores, or 13% of the stores operating. Please tell us the significance of these operations in relation to your total business. It appears that increased sales from gasoline have lowered your gross profit margin as you disclose on page 15 under Gross Profit. Provide us with the net sales and gross profit financial information for the gasoline sales for all periods presented. Tell us if these operations meet the requirements of a separate operating and reportable segment in accordance with paragraphs 10-19 of SFAS 131, or tell us why you do not believe these operations meet the requirements for a separate operating and reportable segments. Please also tell us if you provide and/or discuss with your Chief Operating Decision Maker separate financial information on gasoline sales each month.

Schedule II - Supplemental Schedule of Valuation and Qualifying Accounts, page 54

24.   Please revise to include all reserves recorded, including your estimated liability for self-insurance for all periods presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended March 25, 2006

25.   Where applicable, please address the above comments in your interim financial information.

* * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief